SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

For the fiscal year ended December 31, 2011

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08052

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 13.
Total Number of pages is 15.

Lane Gorman Trubitt, PLLC
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LANE GORMAN TRUBITT, PLLC

Dallas, Texas
June 25, 2012

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2011	December 31, 2010
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$ 39,693,649	$ 36,363,533
Waddell & Reed Financial, Inc. class A common stock	4,306,487	5,747,400
Pooled separate accounts	43,027,800	41,793,661
Unallocated annuity contract	35,708,142	22,193,061
Short-term investments	1,703,579	1,324,001
	124,439,657	107,421,656
Notes receivable from participants	1,369,563	1,168,196
Contributions receivable - employee	143,447	-
Contributions receivable - employer	67,432	-
Accrued investment income	43,537	32,728
Net assets available for benefits at fair value	126,063,636	108,622,580
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(2,595,624)	(236,516)
Net assets available for benefits	$ 123,468,012	$ 108,386,064

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31, 2011	2010
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$ 523,583	$ 537,492
Dividends on pooled separate accounts and unallocated annuity contract	826,651	686,664
Interest income - notes receivable from participants	54,617	52,729
Interest income - short-term investments	1,087	34,695
	1,405,938	1,311,580
Net appreciation in fair value of investments	798,048	16,659,223
Contributions:		
Participant contributions	4,467,325	4,307,605
Employer contributions	2,025,067	1,959,734
	6,492,392	6,267,339
Benefits paid to participants	9,670,729	9,977,003
Net (decrease) increase in net assets	(974,351)	14,261,139
Net assets available for benefits:		
Beginning of plan year	108,386,064	94,124,925
Transfer of assets to this plan	16,056,299	-
End of plan year	$ 123,468,012	$ 108,386,064

See accompanying notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Torchmark Corporation Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5, 1982.

Valuation of Securities

The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2011 and 2010 was $43.39 and $59.74, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2011 and 2010 was $24.77 and $35.29, respectively.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2011 and 2010 was 3.50% and 3.65%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

United States Generally Accepted Accounting Principles (US GAAP) require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal Income Taxes

Torchmark received a determination letter dated November 12, 2002 from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant Contributions

To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan was amended effective January 1, 2007. Participant contributions, which had previously been made on an after-tax basis, are no longer permitted. All participant contributions after January 1, 2007 are made on a pre-tax salary deferred basis under a traditional 401(k) plan. Effective January 1, 2007, the Plan was amended such that any employee who becomes an eligible employee on or after January 1, 2007 and does not affirmatively elect otherwise shall be automatically enrolled with salary deferrals of 3%.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 50% of a participant's contributions (limited to 6% of participant's compensation).

NOTE B - DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant's vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants' account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes Receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2011 and 2010, the following companies were participating employers in the Plan:

Liberty National Life Insurance Company, "Liberty National", (Birmingham, Alabama)

Globe Life and Accident Insurance Company, "Globe", (Oklahoma City, Oklahoma)

American Life and Accident Insurance Company, "American Life", a subsidiary of Globe, (Dallas, Texas)

United American Insurance Company, "United American", (Dallas, Texas)

Torchmark Corporation, "Torchmark", (Dallas, Texas)

Globe Marketing Services, Inc., "Globe Marketing", (Oklahoma City, Oklahoma)

All participating employers are either direct or indirect wholly owned subsidiaries of Torchmark.

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

NOTE B - DESCRIPTION OF PLAN (Continued)

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. If any portion of the after-tax employer account is withdrawn, the participant may not make contributions to the Plan for six months following such withdrawal. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a non-emergency in-service, age 59 ½ or hardship withdrawal. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

Termination of the Plan

Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $98,080 and $97,635 at December 31, 2011 and 2010, respectively. The plan applied forfeitures to reduce employer match of $0 and $497 for 2011 and 2010, respectively.

NOTE C- INVESTMENTS

The following table presents the investments of the Plan's net assets:

	December 31, 2011	December 31, 2010
Pooled Separate Accounts:		
AIM Global Health Care (Invesco Global Health Care)	$ 1,580,213	$ 1,406,934
Baron Growth	-	1,676,039
EuroPacific Growth	4,114,390	5,152,688
Fidelity Advisor Mid Cap	-	2,829,032
Fidelity VIP Contrafund	5,631,912	5,394,318
Income Fund of America	2,897,676	2,895,816
ING American Century Small-Mid Cap Value Portfolio	203,051	424,644
ING GNMA Income Bond	1,482,786	1,469,360
ING Pimco Total Return Portfolio	2,439,597	-
ING Intermediate Bond	-	1,258,165
ING Solution 2015 Portfolio	-	1,333,154
ING Solution 2025 Portfolio	-	1,410,253
ING Solution 2035 Portfolio	-	1,461,496
ING Solution 2045 Portfolio	-	704,772
ING Solution 2055 Portfolio	-	3,380
ING Solution Income Portfolio	-	95,332
ING Templeton Foreign Equity	961	-
ING T. Rowe Price Diversified Midcap Growth Portfolio	2,454,217	-
J. P. Morgan Mid Cap Value Portfolio	-	570,839
Lord Abbett Developing Growth Fund	1,396,449	-
Lord Abbett Small Cap Value	2,954,545	3,619,571
Oppenheimer Capital Appreciation	-	3,844,389
Oppenheimer Developing Markets Fund	6,738	-
Oppenheimer International Growth	808	-
Pioneer Fund (A)	952,410	102,602
Pioneer High Yield	969,635	1,099,554
RidgeWorth Mid Cap Value Equity Fund	827,531	-
T. Rowe Price 2015 Fund	1,347,320	-
T. Rowe Price 2020 Fund	88,819	-

NOTE C - INVESTMENTS (Continued)

T. Rowe Price 2025 Fund	1,722,610	-
T. Rowe Price 2030 Fund	552	-
T. Rowe Price 2035 Fund	1,446,094	-
T. Rowe Price 2040 Fund	4,515	-
T. Rowe Price 2045 Fund	857,428	-
T. Rowe Price 2050 Fund	2,003	-
T. Rowe Price 2055 Fund	18,053	-
T. Rowe Price Retirement Income Fund	372,442	-
T. Rowe Price Blue Chip Growth Fund	3,705,788	-
T. Rowe Price Equity Income Fund	2,401,993	2,012,151
T. Rowe Price Science & Technology	1,012,681	873,206
Templeton Global Bond	2,134,583	2,155,966
	$ 43,027,800	$ 41,793,661
Unallocated Annuity Contract – ING Fixed Account	$ 35,708,142	$ 22,193,061
Torchmark Corporation common stock	$ 39,693,649	$ 36,363,533
Waddell & Reed Financial, Inc. class A common stock	$ 4,306,487	$ 5,747,400
SSGA Short Term Investment Fund	$ 1,703,579	$ 1,324,001

During the years ended December 31, 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2011	2010
Common stocks	$ 1,885,339	$ 11,556,529
Pooled separate accounts and unallocated annuity contract	(1,087,291)	5,102,694
	$ 798,048	$ 16,659,223

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2011.

Short term investments /mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Valued at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

Unallocated annuity contract: Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 44,000,136	$ -	$ -	$ 44,000,136
Short Term Investment	1,703,579	-	-	1,703,579
Pooled separate accounts				
Small Cap/Mid Cap/Specialty	-	10,428,687	-	10,428,687
Large Cap Value	-	8,986,315	-	8,986,315
Large Cap Growth	-	3,705,788	-	3,705,788
Global / International	-	4,122,897	-	4,122,897
Asset Allocation	-	5,859,836	-	5,859,836
Bonds	-	7,026,601	-	7,026,601
Balanced	-	2,897,676	-	2,897,676
Unallocated annuity contract	-	-	35,708,142	35,708,142
Total assets at fair value	$ 45,703,715	$ 43,027,800	$ 35,708,142	$ 124,439,657

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 42,110,933	$ -	$ -	$ 42,110,933
Short Term Investment	1,324,001	-	-	1,324,001
Pooled separate accounts				
Small Cap/Mid Cap/Specialty	-	11,400,265	-	11,400,265
Large Cap Value	-	7,509,071	-	7,509,071
Large Cap Growth	-	3,844,389	-	3,844,389
Global / International	-	5,152,688	-	5,152,688
Asset Allocation	-	5,008,387	-	5,008,387
Bonds	-	5,983,045	-	5,983,045
Balanced	-	2,895,816	-	2,895,816
Unallocated annuity contract	-	-	22,193,061	22,193,061
Total assets at fair value	$ 43,434,934	$ 41,793,661	$ 22,193,061	$ 107,421,656

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31:

	2011	2010
Balance, beginning of year	$ 22,193,061	$ 17,878,681
Purchases	9,399,077	1,697,335
Sales	(3,628,681)	(3,245,245)
Transfers in	14,884,443	21,956,463
Transfers out	(9,498,866)	(16,550,476)
Net appreciation in fair value of investments included in changes in net assets	2,359,108	456,303
Balance, end of year	$ 35,708,142	$ 22,193,061

Transfers in and out of level 3 are a result of participants changing their investment mix, and are recognized as of the actual date of the event that caused the transfer.

NOTE E - RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2011 and 2010, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan's management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

NOTE G – TRANSFER OF PLAN ASSETS

During 2011, the net assets and related participant account balances of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company were transferred into the Torchmark Corporation Savings and Investment Plan. The Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits reflect the transfer of net assets and related participant account balances as of December 31, 2011 in the amount of $16,056,299.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)

December 31, 2011

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	914,811 shares $1 par value common stock	$ 39,693,649
	Waddell & Reed Financial, Inc.	173,859 shares $1 par value class A common stock	4,306,487
*	ING Financial Advisers, LLC	Pooled Separate Accounts:	
		43,931 units AIM Global Health Care (Invesco Global Health Care)	1,580,213
		196,319 units EuroPacific Growth	4,114,390
		151,936 units Fidelity VIP Contrafund	5,631,912
		157,977 units Income Fund of America	2,897,676
		10,644 units ING American Century Small-Mid Cap Value Portfolio	203,051
		90,420 units ING GNMA Income	1,482,786
		140,040 units ING Pimco Total Return Portfolio	2,439,597
		115 units ING Templeton Foreign Equity	961
		151,120 units ING T. Rowe Price Diversified Midcap Growth Portfolio	2,454,217
		110,876 units Lord Abbett Developing Growth Fund	1,396,449
		49,769 units Lord Abbett Small Cap Value	2,954,545
		99 units Oppenheimer Developing Markets Fund	6,738
		45 units Oppenheimer International Growth	808
		18,747 units Pioneer Fund (A)	952,410
		46,052 units Pioneer High Yield	969,635
		69,534 units RidgeWorth Mid Cap Value Equity Fund	827,531
		121,732 units T. Rowe Price 2015 Fund	1,347,320
		8,022 units T. Rowe Price 2020 Fund	88,819
		155,936 units T. Rowe Price 2025 Fund	1,722,610
		50 units T. Rowe Price 2030 Fund	552
		131,053 units T. Rowe Price 2035 Fund	1,446,094
		410 units T. Rowe Price 2040 Fund	4,515
		77,745 units T. Rowe Price 2045 Fund	857,428
		182 units T. Rowe Price 2050 Fund	2,003
		1,637 units T. Rowe Price 2055 Fund	18,053
		34,242 units T. Rowe Price Retirement Income Fund	372,442
		352,810 units T. Rowe Price Blue Chip Growth Fund	3,705,788
		137,216 units T. Rowe Price Equity Income	2,401,993
		39,760 units T. Rowe Price Science & Technology	1,012,681
		92,545 units Templeton Global Bond	2,134,583
			43,027,800
*	ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	35,708,142
*	Investors Bank & Trust	1,703,579 shares Investors Bank & Trust Investcash Fund	1,703,579
			124,439,657
*	Participant Loans	Loans to Plan participants, various interest rates, maturing from 1 to 60 months	1,369,563
			$ 125,809,220

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2012 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2011).

99(a) – (2) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report of June 25, 2012, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan

By:______________________
Frank M. Svoboda, Member
Administrative Committee

By:______________________
Cory W. Newman, Member
Administrative Committee

By:______________________
Ben W. Lutek, Member
Administrative Committee

Date: June 25, 2012

Lane Gorman Trubitt, PLLC
Accountants & Advisors

Exhibit 99 (a) – (2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-76378) pertaining to the Torchmark Corporation Savings and Investment Plan, of our report dated June 25, 2012, with respect to the financial statements and supplemental schedule of the Torchmark Corporation Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

LANE GORMAN TRUBITT, PLLC

Dallas, Texas
June 25, 2012

Members of AICPA & The Leading Edge Alliance

2626 Howell Street | Suite 700 | Dallas, TX 75204-4064 | 214.871.7500 | Fax 214.871.0011 | Toll Free 877.231.7500 | www.lgt-cpa.com